Exhibit 99.4

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of Changes in the Holdings of Interested Parties
Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	Name of Corporation:	Suny Electronics Ltd.

	Type of identification number:	Number at the Registrar of Companies in Israel

	Identification number:	52-004075-9

	Does this concern a nostro account of a banking corporation or insurer:	No.

Is the holder serving, for the purpose of the report, as a
representative of a number of shareholders holding
	securities of the corporation together with it:	No.

Citizenship / Country of
	incorporation or registration:	The corporation is in Israel

	The number of the security on the TASE:	1082353

	Name and class of security:	Scailex ordinary share

	Nature of the change:	Increase due to an out of the stock exchange.

	Date of the change:	30/06/2008

	The rate of the transaction:	ILS 38.48

	Are they dormant shares or securities convertible into dormant shares?	No.

	Balance (number of securities) in the last report:	4,943,797

	Change in the number of securities:	19,112,255

	Current balance (number of securities):	24,056,052

	Holding ratio subsequent to the change:	Equity: 63.00%; voting power: 63.00%.

	Holding ratio subsequent to the change under full dilution:	Equity: 62.92%; voting power: 62.92%.

	Note no.	1

2.	Name of Corporation:	Israel Petrochemical Enterprises Ltd.

	Type of identification number:	Number at the Registrar of Companies in Israel

	Identification number:	52-002931-5

	Does this concern a nostro account of a banking corporation or insurer:	No.

Is the holder serving, for the purpose of the report,
as a representative of a number of shareholders
	holding securities of the corporation together with it:	No.

Citizenship / Country of
	incorporation or registration:	The corporation is in Israel

	The number of the security on the TASE:	1082353

	Name and class of security:	Scailex ordinary share

	Nature of the change:	Reduction due to an off-floor sale.

	Date of the change:	30/06/2008

	The rate of the transaction:	ILS 38.48

	Are they dormant shares or securities convertible into dormant shares?	No.

	Balance (number of securities) in the last report:	19,112,255

	Change in the number of securities:	-19,112,255

	Current balance (number of securities):	0

	Holding ratio subsequent to the change:	Equity: 0%; voting power: 0%.

	Holding ratio subsequent to the change under full dilution:	Equity: 0%; voting power: 0%.

Note 1:

The shares being purchased are being held in escrow by the trustee – Mizrahi Tefahot Trust Company Ltd., an Israeli company (private company no. 51-042223-1) for Suny Electronics Ltd. as the shareholder, and Mizrahi Tefahot Bank Ltd. as the lien holder.